July 8, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RoomStore, Inc.
Amended Registration Statement on Form S-1
File No. 333-158373

Ladies and Gentlemen:

RoomStore, Inc., is pleased to submit Amendment Number 1 to the Form S-1 Registration Statement under the Securities Act of 1933.

Thank you for your assistance with this filing. If you have any questions or require additional information, please contact me at (804) 784-7611.

Sincerely,

/s/ Lewis M. Brubaker, Jr.

Lewis M. Brubaker, Jr.

Chief Financial Officer